UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68719

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

(MM/DD/YY) (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WINTOUR & COMPANY, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

213 FULTON STREET

(No. and Street)

WESTBURY   NEW YORK

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTIAN WINTOUR   516-535-0020   cwintour@wintourco.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP

(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area, Main Ring Road	Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)
2/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wintour & Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended December 31, 2022

**This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.*


Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2022


Assets

Cash and Cash Equivalents	93,594
Prepaid Expenses	450
Total Assets	**$ 94,044**

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 2,435
Total Liabilities	**$ 2,435**
Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,001
Additional Paid-In Capital	(746,605)
Retained Earnings	789,556
Net Income	(7,343)
Total Shareholder's Equity	**$ 91,609**
Total Liabilities and Shareholder's Equity	**$ 94,044**


The accompanying notes are an integral part of these financial statements.
